UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

_____________________

BENEFITFOCUS, INC.

(Name of Issuer)

_____________________

Common Stock, $0.001 Par Value

(Title of Class of Securities)

08180D106

(CUSIP Number)

Lanham Napier	with a copy to:
c/o BuildGroup LLC	Christopher Forrester, Esq.
3500 Jefferson Street, Suite 303	Shearman & Sterling LLP
Austin, Texas 78731	1460 El Camino Real, 2nd Floor
Menlo Park, California 94025
Telephone: (650) 838-3772

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2022

(Date of Event which Requires Filing of this Statement)

_____________________

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08180D106

1		Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) BuildGroup Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) AF, BK
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person wth	7	Sole Voting Power 5,333,334(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,333,334(1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,333,334(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 13.5%(3)
14		TYPE OF REPORTING PERSON OO

1  Represents 1,777,778 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) of Benefitfocus, Inc. (the “Issuer”) on an as converted basis into shares of common stock, par value $0.001 per share (“Common Stock”), of the Issuer.

2 Represents 1,777,778 shares of Series A Preferred Stock on an as converted basis into shares of Common Stock.

3 Based on 34,236,552 shares of the Issuer’s Common Stock outstanding as of August 1, 2022, as set forth in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2022, as filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2022 (the “Form 10-Q”). No change in beneficial ownership is being reported hereunder. See Item 5. The percentage ownership reported herein has changed solely as a result of the increase of outstanding Shares since the date of filing of the Schedule 13D (as defined below) as set forth in the Issuer’s Form 10-Q.

CUSIP No. 08180D106

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D with respect to shares of Common Stock (each a “Share,” and collectively, the “Shares”) of the Issuer previously filed by BuildGroup Management, LLC (the “Reporting Person”) on June 10, 2020 (the “Schedule 13D”). The Shares reported pursuant to the Schedule 13D, as amended by this Amendment, as being beneficially owned by the Reporting Person are held of record by BuildGroup LLC (the “Record Holder”). The Reporting Person holds voting and dispositive power over the Shares subject to the terms of Investment Management Agreements entered into by and between the Reporting Person and the Record Holder and no change in beneficial ownership is reported herein. The voting and dispositive powers over the Shares held by the Reporting Person is exercisable by the investment committee thereof, of which A. Lanham Napier, Chief Executive Officer of the Reporting Person and the Record Holder and a current director of the Issuer, is one member. Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 3.            Purpose of Transaction.

Item 4 is hereby amended to add the following at the end of Item 4:

On November 1, 2022, Voya Financial, Inc., a Delaware corporation (“Parent”), Origami Squirrel Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub shall merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly owned subsidiary of Parent. Under the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Series A Preferred Stock will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Convertible Preferred Liquidation Amount (as defined in the Merger Agreement).

Concurrently with the execution of the Merger Agreement, the Record Holder entered into a Support Agreement with Parent, Merger Sub and the Issuer (the “Support Agreement”) pursuant to which, subject to the terms of the Support Agreement, the Record Holder agreed, during the time the Support Agreement is in effect, at any annual or special meeting of the shareholders of the Issuer, however called, including any adjournment or postponement thereof, that it will vote all shares of Series A Preferred Stock beneficially owned by it (the “Subject Shares”) to (a) adopt the Merger Agreement, and approve any actions related thereto as and when such Merger Agreement or such actions are submitted for the consideration and vote of the shareholders of the Issuer, (b) against any Acquisition Proposal (as defined in the Merger Agreement), or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger and the other transactions contemplated by the Merger Agreement and (c) against any other action, agreement or transaction involving the Issuer that is intended to, or that would be reasonably likely to prevent, impede, or, in any material respect, interfere with or delay the transactions contemplated by the Merger Agreement.

The Support Agreement contains customary restrictions on the Subject Shares, including with respect to (a) the transfer of such Subject Shares, (b) the exercise of appraisal rights or dissenters’ rights with respect to such Subject Shares, (c) public announcement by the Record Holder with respect to the Support Agreement, the Merger Agreement or the transactions contemplated therein (subject to certain exceptions) and (d) the solicitation or making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal.

CUSIP No. 08180D106

The Support Agreement terminates upon the first to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the termination of the Support Agreement by written notice from Parent to the Record Holder, (d) the date of any Prohibited Amendment or (e) a Change of Recommendation (as such terms are defined in the Merger Agreement).

The foregoing summary descriptions of the Merger Agreement and the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and Support Agreement attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

Item 5.            Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated as set forth below:

(a)                 See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by the Reporting Person. The percentage used in the Schedule 13D, as amended by this Amendment, are calculated based upon 34,236,552 Shares outstanding as of August 1, 2022, as reported in the Issuer’s Form 10-Q and assuming the conversion of the Series A Preferred Stock into 5,333,334 Shares. No change in beneficial ownership is being reported hereunder. The percentage ownership reported herein has changed solely as a result of the increase of outstanding Shares since the date of filing of the Schedule 13D as set forth in the Issuer’s Form 10-Q.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following paragraph at the end of Item 6:

The descriptions of the Merger Agreement and Support Agreement set forth in Item 4 above are incorporated by reference herein.

Item 7.            Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 7.5 – Agreement and Plan of Merger, dated November 1, 2022, by and among Voya Financial, Inc., Origami Squirrel Acquisition Corp. and Benefitfocus, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K filed with the SEC on November 3, 2022).

Exhibit 7.6 – Support Agreement, dated November 1, 2022, by and among Voya Financial, Inc., Origami Squirrel Acquisition Corp., BuildGroup, LLC and Benefitfocus, Inc. (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the SEC on November 3, 2022).

CUSIP No. 08180D106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2022
BUILDGROUP MANAGEMENT, LLC

	By:	/s/ Lanham Napier
	Name:	Lanham Napier
	Title:	Chief Executive Officer